United States securities and exchange commission logo





                             August 10, 2022

       Li Deng
       Principal Executive Officer
       Exent Corp.
       Room 6B1-2, Block AB, Tianxiang Building,
       Che Gong Miao, Futian District
       Shenzhen, Guangdong Province,
       China 517000

                                                        Re: Exent Corp.
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2021
                                                            Filed November 15,
2021
                                                            File No. 333-222829

       Dear Mr. Deng:

            We have limited our review of your filings to those issues we have addressed in our comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2021

       General

   1. We note that you are delinquent in filing your Form 10-K for the fiscal year ended
                                                        December 31, 2021 and
Form 10-Q for the quarterly period ended March 31, 2022. Please file the required
reports.
   2. It has come to our attention that your auditor/client relationship with Fruci & Associates
                                                        II, PLLC has ceased.
Please file an Item 4.01 Form 8-K and include all of the information required by that Item.
 Li Deng
FirstName
Exent Corp.LastNameLi Deng
Comapany
August 10, NameExent
           2022       Corp.
August
Page 2 10, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing